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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

( ) Form 10-K       ( ) Form 20-F            (x)  Form 10-Q     ( ) Form N-SAR

For Period Ended  April 30, 1996

         (  )             Transition Report on Form 10-K
         (  )             Transition Report on Form 20-F
         (  )             Transition Report on Form 11-K
         (  )             Transition Report on Form 10-Q
         (  )             Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________________

_______________________________________________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_______________________________________________________________________________
_______________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


         PART I - REGISTRANT INFORMATION
________________________________________________________________________________

         Full Name of Registrant:                  Allied Digital Technologies Corp.
         Former Name, if Applicable:               Not applicable
         Address of Principal Executive Office
         (Street and Number):                      7375 Woodward Avenue
         City, State and Zip Code:                 Detroit, Michigan  48202-3145

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_______________________________________________________________________________

PART II - RULES 12B-25(B) AND (C)

_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(x)      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x)      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

_______________________________________________________________________________

PART III - NARRATIVE

_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is currently involved in a restructuring of its business, which includes, among other things, a shift in financial management responsibility which has caused an extended closing process for the quarter ended April 30, 1996. Accordingly, the Registrant will require additional time to file its Quarterly Report on Form 10-Q.

_______________________________________________________________________________

PART IV - OTHER INFORMATION

_______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

         Charles Kavanagh, Principal Financial Officer   (516) 234-0346

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            (x) Yes     ( ) No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            (x) Yes     ( ) No

If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will report for the three months and nine months ended April 30, 1996 a net loss of approximately $1.0 million and $1.6 million, respectively, compared to net income of $0.2 million for the three months ended April 30, 1995 and pro forma net income of $1.8 million for the nine months ended April 30, 1995.

_______________________________________________________________________________

                       Allied Digital Technologies Corp.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:   June 14, 1996               By: _______________________________
                                             George Fishman
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_______________________________________________________________________________

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

_______________________________________________________________________________